NORSAT KA-BAND BUC UNIT USED IN CERN LABORATORY IN ANTIMATTER RESEARCH

Vancouver, British Columbia – December 22, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that one of its Ka-Band BUCs was recently used in an antimatter study called the ALPHA (Antihydrogen Laser Physics Apparatus) experiment at the CERN Laboratory located near Geneva, Switzerland. ALPHA is an international collaboration consisting of 42 scientists from universities and institutes around the world, with 15 members from Canada, of which 9 are based in the Vancouver area at TRIUMF, University of British Columbia and Simon Fraser University.

The researchers in this study have for the first time caged antimatter atoms and kept them long enough to be studied by scientific instruments. Specific to Norsat’s BUC, the researchers are currently working on a method to find out what colour light the antihydrogen shines when it is hit with microwaves.

In a letter signed by four members of the collaboration, which included Makoto Fujiwara, Ph.D., Spokesperson, ALPHA-Canada, Research Scientist TRIUMF, and Adjunct Assistant Professor, University of Calgary; Walter Hardy, Ph.D., Emeritus Professor of Physics and Astronomy, University of British Columbia; Michael Hayden, Ph.D., Professor of Physics, Simon Fraser University; and Nigel S. Lockyer, Ph.D., Director, TRIUMF and Professor of Physics and Astronomy, University of British Columbia, the researchers stated “The Norsat unit functioned exactly as specified, with the expected gain and a maximum power level of 5 watts, with the correct frequency shift (measured directly) and at the expected DC power drain. It was also determined that the gain of the unit was insensitive to magnetic fields, to at least 100 gauss, the maximum field tried (this was an important, but non-standard property of the unit, because of the relatively large fringing fields of the experiment).”

The letter concluded, “We would like to express our sincere thanks to Norsat for their response to our urgent request for help, a response that was highly professional, technically superior, and extremely helpful.”

Dr. Amiee Chan, President and CEO of Norsat, stated, “It is quite refreshing to learn that one of our BUCs has been utilized in an antimatter study in the prestigious CERN Laboratory, which shows the reliability of our products, even in a research setting like this one which requires the utmost precision. The unit provided to ALPHA was a pre-production model and we look forward to offering the BUC commercially early in the new year.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended June 30, 2010, and the Management Discussion and Analysis for the quarter ended June 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.